SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                               (AMENDMENT NO. 1)*


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                              MAXXIM MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57777G105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   SAUL A. FOX
                            FOX PAINE & COMPANY, LLC
                           950 TOWER LANE, SUITE 1950
                          FOSTER CITY, CALIFORNIA 94404
                                 (650) 525-1300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 13, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                         (Continued on following pages)

--------------------------                       -------------------------------

    CUSIP NO. 57777G105              13D                   PAGE 2 OF 13 PAGES
--------------------------                       -------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE MEDIC ACQUISITION CORPORATION
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
              OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              TEXAS
--------------------------------------------------------------------------------
                        7         SOLE VOTING POWER
    NUMBER OF                          -0-
     SHARES             --------------------------------------------------------
  BENEFICIALLY          8         SHARED VOTING POWER
    OWNED BY                           1,145,617 (SEE ITEM 5)
      EACH              --------------------------------------------------------
    REPORTING           9         SOLE DISPOSITIVE POWER
     PERSON                            -0-
      WITH              --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                       1,145,617 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,145,617 (SEE ITEM 5)

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /X/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
              CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------                       -----------------------------

   CUSIP NO. 57777G105                 13D                  PAGE 3 OF 13 PAGES
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE CAPITAL FUND, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
              OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------

                        7         SOLE VOTING POWER
    NUMBER OF                          -0-
     SHARES             --------------------------------------------------------
   BENEFICIALLY         8         SHARED VOTING POWER
     OWNED BY                          1,145,617 (SEE ITEM 5)
       EACH             --------------------------------------------------------
     REPORTING          9         SOLE DISPOSITIVE POWER
      PERSON                           -0-
       WITH             --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                       1,145,617 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,145,617 (SEE ITEM 5)

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /X/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.0% (SEE ITEM 5)

--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------                      ---------------------------

     CUSIP NO. 57777G105                13D                 PAGE 4 OF 13 PAGES
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE CAPITAL, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
              OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------

                        7         SOLE VOTING POWER
    NUMBER OF                          -0-
     SHARES             --------------------------------------------------------
  BENEFICIALLY          8         SHARED VOTING POWER
    OWNED BY                           1,145,617 (SEE ITEM 5)
      EACH              --------------------------------------------------------
    REPORTING           9         SOLE DISPOSITIVE POWER
     PERSON                            -0-
      WITH              --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                       1,145,617 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,145,617 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /X/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.0% (SEE ITEM 5)

--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
              HC, OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------------                     ------------------------------

     CUSIP NO. 57777G105              13D                   PAGE 5 OF 13 PAGES
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE & COMPANY, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
              OO -- SEE ITEM 3
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------

                        7         SOLE VOTING POWER
    NUMBER OF                          -0-
     SHARES             --------------------------------------------------------
   BENEFICIALLY         8         SHARED VOTING POWER
    OWNED BY                           1,145,617 (SEE ITEM 5)
      EACH              --------------------------------------------------------
    REPORTING           9         SOLE DISPOSITIVE POWER
     PERSON                            -0-
      WITH              --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                       1,145,617 (SEE ITEM 5)
------------------------------------------- ------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,145,617 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /X/
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
              OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Amendment No. 1 is filed by the Fox Paine Entities (as defined below) and amends and restates in its entirety the Schedule 13D filed by the Fox Paine Entities on June 26, 1999.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $0.001 per share ("Common Stock"), of Maxxim Medical, Inc., a Texas corporation ("Maxxim"). The principal executive offices of Maxxim are located at 10300 49th Street North, Clearwater, Florida 33762.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This statement is filed by (i) Fox Paine Capital Fund, L.P., a Delaware limited partnership ("FPCF"), (ii) Fox Paine Capital, LLC, a Delaware limited liability company ("FPC") and the general partner of FPCF, (iii) Fox Paine Medic Acquisition Corporation, a Texas corporation ("FPMAC"), a wholly owned subsidiary of FPCF, and (iv) Fox Paine & Company, LLC, a Delaware limited liability company ("Fox Paine", and together with FPMAC, FPCF and FPC, the "Fox Paine Entities").

         FPMAC was formed on June 9, 1999 solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, dated as of June 13, 1999, between FPMAC and Maxxim (the "Merger Agreement"). FPCF is an investment fund managed by Fox Paine, and FPC is the general partner of FPCF. FPCF invests equity capital in management-led acquisitions and company expansion programs and restructurings. The principal business of FPC is being the general partner of FPCF. The principal business of Fox Paine is managing FPCF. Saul A. Fox and Dexter W. Paine, III are the sole members of FPC and the managing members of Fox Paine. The principal executive offices of each of the Fox Paine Entities are located at 950 Tower Lane, Suite 1950, Foster City, California 94404.

         Annex 1, which is incorporated herein by reference, sets forth with respect to each executive officer, director or managing member of each of FPMAC, FPC and Fox Paine such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

         (d) and (e). None of the Fox Paine Entities and none of the persons named in Annex 1 as an executive officer, director or managing member of any of the Fox Paine Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; nor has any of said parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         FPMAC has entered into individual Voting Agreements (the "Voting Agreements"), each dated as of June 13, 1999, with each of the following shareholders of Maxxim, each of whom, other than Davis C. Henley, is a member of Maxxim's senior executive management or a director of Maxxim: Kenneth W. Davidson, Peter M. Graham, David L. Lamont, Henry T. DeHart, Jack F. Cahill, Alan S. Blazei, Joseph D. Dailey, Suzanne R. Garon, Ernest J. Henley, and Davis
C. Henley (collectively, the "Rollover Shareholders"). Annex 2 sets forth, to the knowledge of the Fox Paine Entities, the number of shares of Common Stock held by each of the Rollover Shareholders and the number of shares subject to options that are exercisable within 60 days, and Annex 2 is incorporated herein by reference. The shares of Common Stock to which this statement relates have not been purchased by FPMAC, and neither FPMAC nor any of the other persons listed in the response to Item 2 has expended any funds in connection with the Voting Agreements.

ITEM 4.  PURPOSE OF TRANSACTION.

         On June 13, 1999, FPMAC and Maxxim entered into the Merger Agreement pursuant to which FPCF, together with Rollover Shareholders, will acquire Maxxim in a recapitalization transaction. In connection with the acquisition, the existing debt of Maxxim will be refinanced, with Maxxim making a consent solicitation and tender offer (the "Debt Offer") for all of its outstanding 10 1/2% Senior Subordinated Notes, due 2006.

         Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), FPMAC will be merged with and into Maxxim, with Maxxim continuing as the surviving corporation (the "Merger"). Pursuant to the Merger, each outstanding share of Common Stock (except for certain shares held by the Rollover Shareholders and those dissenting shareholders who exercise and perfect their appraisal rights) will be converted into the right to receive a cash payment of $26.00 without interest. Shares of FPMAC will be converted into shares of stock of the surviving corporation on a one-for-one basis. Certain shares held by the Rollover Shareholders will be retained, and the proceeds received in the Merger by the Rollover Shareholders in respect of certain other shares held by them will be used to purchase a proportionate interest in the company that will acquire Circon Corporation (as described below). Completion of the proposed transactions is subject to certain conditions, including shareholder approval, regulatory approvals, the availability of financing under existing equity and debt financing commitments and other customary closing conditions. The Merger Agreement contemplates that unless otherwise requested by FPMAC prior to the Effective Time, immediately prior to the Merger, Maxxim will sell to an affiliate of the Fox Paine Entities all of the outstanding capital stock of Circon Corporation ("Circon"), an indirect wholly-owned subsidiary of Maxxim (the "Circon Sale"). The Circon Sale will not affect the consideration to be paid to holders of Common Stock in the Merger.

         Upon consummation of the Merger, the Common Stock will be delisted from trading on The New York Stock Exchange, Inc., on which it currently trades under the symbol

"MAM" and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Act").

         Upon consummation of the Merger, the directors of FPMAC immediately prior to the Merger will be the directors of the surviving corporation in the Merger until their respective successors are duly elected or appointed and qualified. It is currently contemplated that the Rollover Investors will appoint three directors and the Fox Paine Entities will appoint four. The officers of Maxxim immediately prior to the Merger are expected to continue as officers of the surviving corporation in the Merger until their respective successors are duly elected or appointed and qualified. The articles of incorporation of Maxxim in effect immediately prior to the Merger will be the articles of incorporation of the surviving corporation in the Merger until amended in accordance with its terms and applicable law. The bylaws of FPMAC in effect immediately prior to the Merger will be the bylaws of the surviving corporation in the Merger until amended in accordance with its terms and applicable law.

         In connection with the Merger Agreement, on June 13, 1999, FPMAC entered into the Voting Agreements. Pursuant to the Voting Agreements, during the period (the "Agreement Period") beginning on June 13, 1999 and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (y) the termination of the Merger Agreement in accordance with its terms, each Rollover Shareholder has agreed to vote such Rollover Shareholder's shares of Common Stock (the "Subject Shares") to approve the Merger Agreement and the transactions contemplated by the Merger Agreement at any meeting of shareholders or at any adjournment thereof or in any other circumstances. Each Rollover Shareholder has agreed that during the Agreement Period, at any meeting of Maxxim shareholders or in any other circumstances upon which the Rollover Shareholder's vote, consent or other approval is sought, the Rollover Shareholder shall vote such Rollover Shareholder's Subject Shares against any action or agreement that would interfere with the Debt Offer, the Merger or any other transaction contemplated by the Merger Agreement including, (A) the adoption by Maxxim of a proposal regarding (1) the acquisition of Maxxim by merger, tender offer or otherwise by any person or group, other than FPMAC or any designee thereof (a "Third Party"), or any other merger, business combination or similar transaction with any Third Party; (2) the acquisition by a Third Party of 5% or more of the assets of Maxxim and its subsidiaries, taken as a whole; (3) the acquisition by a Third Party of 5% or more of the outstanding shares of Common Stock or any other class of equity or voting securities of Maxxim; (4) the repurchase by Maxxim or any of its subsidiaries of 5% or more of the outstanding shares of Common Stock or (5) any other Competing Transaction (as defined in the Merger Agreement); (B) any amendment of Maxxim's certificate of incorporation or by-laws or other proposal or transaction involving Maxxim or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Debt Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of Maxxim's capital stock; (C) any change in the control of Maxxim or its board of directors, other than as contemplated by the Merger Agreement;
(D) any material change in the present capitalization or dividend policy of Maxxim other than as contemplated by the Merger Agreement; or (E) any other material change in Maxxim's corporate structure or business other than as contemplated by the Merger Agreement.

         Each Rollover Shareholder has agreed that during the Agreement Period, such Rollover Shareholder will not sell, transfer, assign or otherwise dispose of any such Rollover Shareholder's Subject Shares or enter into any voting arrangement or understanding with respect to such Rollover Shareholder's Subject Shares.

         Each Rollover Shareholder has agreed that, during the Agreement Period, such Rollover Shareholder will not and will not permit such Rollover Shareholder's representatives to solicit, initiate, encourage or facilitate or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to a Competing Transaction (as defined in the Merger Agreement) or enter into any agreement, arrangement or understanding requiring or causing Maxxim to abandon, terminate or fail to consummate any of the transactions contemplated by the Merger Agreement. However, the foregoing restrictions will not (i) prevent any Rollover Shareholder who is a director or officer of the Maxxim from taking any action consistent with his or her fiduciary duties to Maxxim and its shareholders or as may be provided by the Merger Agreement, or (ii) if the Rollover Shareholder is an officer of Maxxim, prohibit such officer from participating in Permitted Discussions (as defined in the Merger Agreement) with any third party at any time during which Maxxim is permitted to engage (and is so engaging) in such discussions with such third party pursuant to Section 5.4(a) of the Merger Agreement.

         The Voting Agreements will terminate upon the termination of the Agreement Period.

         To the knowledge of the Fox Paine Entities, the Rollover Shareholders collectively exercise voting power with respect to approximately 8.0% (including shares subject to options exercisable in the next 60 days) of the outstanding shares of Common Stock.

         In connection with the Merger Agreement, on June 13, 1999, FPMAC entered into an Investor Participation Agreement, dated as of June 13, 1999, with the Rollover Investors (the "IPA"). The IPA, which will have effect only if the Merger is completed, among other things (i) provides for the retention by the Rollover Shareholders of their equity interest in Maxxim, (ii) provides for the purchase by the Rollover Shareholders of equity interests in Circon after the Circon Sale, and (iii) sets forth the terms for employment, compensation and equity incentive compensation for certain of the Rollover Shareholders. The obligations of the Rollover Shareholders under the IPA are several, and not joint and several.

         A copy of the Merger Agreement, the form of the Voting Agreements, and the Investor Participation Agreement are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) 1,126,417 shares of Common Stock, and any shares of Common Stock as to which any Rollover Shareholder acquires beneficial ownership during the term of the Voting Agreement, are subject to his or her Voting Agreements. The Rollover Shareholders collectively hold options exercisable in the next 60 days with respect to 19,200 shares of Common Stock. The 19,200 shares subject to such options, together with the 1,126,417 shares referred to above, total 1,145,617 shares of Common Stock beneficially owned, and represent approximately 8.0% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as of June 9, 1999, as represented to FPMAC by Maxxim in the Merger Agreement. FPMAC may be deemed, for purposes of Rule 13d-3 promulgated under the Act, to share with the respective Rollover Shareholders party to the Voting Agreements the power to vote or dispose of the shares of Common Stock subject to the Voting Agreements. However, FPMAC (i) is not entitled to any rights as a stockholder of Maxxim as to such shares, and (ii) disclaims beneficial ownership of all of such shares. As the sole stockholder of FPMAC, FPCF may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the subject shares of Common Stock that may be deemed to be owned beneficially by FPMAC. As the general partner of FPCF, FPC may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the subject shares of Common Stock that may be deemed to be beneficially owned by FPCF. Fox Paine has the power, by virtue of certain agreements, to manage the affairs of FPCF, and therefore Fox Paine may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the subject shares of Common Stock that may be deemed to be beneficially owned by FPCF or FPC. FPCF, FPC and Fox Paine disclaim beneficial ownership of any such shares of Common Stock.

         Saul A. Fox, whose relationship to FPMAC, FPC and Fox Paine is set forth in Annex 1, owns and has sole voting and dispositive power with respect to 50,000 shares of Common Stock which were acquired in excess of 60 days prior to June 13, 1999. FPMAC, FPCF, FPC and Fox Paine (i) are not entitled to any rights as a stockholder of Maxxim as to such shares, and (ii) disclaim beneficial ownership of all of such shares.

         (c) Except as set forth in this Item 5, to the best knowledge and belief of the Fox Paine Entities, no transactions involving Common Stock have been effected during the past 60 days by any Fox Paine Entity, or by any of their respective directors, executive officers or controlling persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference.

         A copy of the Merger Agreement, the form of the Voting Agreements, and the Investor Participation Agreement are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 -   Agreement and Plan of Merger, dated as of June 13, 1999, between
              Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc.
              (incorporated by reference to Exhibit 2.1 of Maxxim Medical,
              Inc.'s Current Report on Form 8-K filed with the Securities and
              Exchange Commission on June 16, 1999).

Exhibit 2 -   Form of individual Voting Agreement, dated as of June 13, 1999, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc. (incorporated by reference to Exhibit 2 of the Schedule 13D filed with the Securities and Exchange Commission by the Fox Paine Entities on June 26, 1999).

Exhibit3 -    Investor Participation Agreement, dated as of June 13, 1999, by and among Fox Paine Medic Acquisition Corporation and 10 shareholders of Maxxim Medical, Inc., in their individual capacities (incorporated by reference to Exhibit 3 of the Schedule
              13D filed with the Securities and Exchange Commission by the Fox
              Paine Entities on June 26, 1999).

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


                                   FOX PAINE MEDIC ACQUISITION CORPORATION


                                   By: /s/ Saul A. Fox
                                      --------------------------------------
                                      Name:    Saul A. Fox
                                      Title:   Chief Executive Officer



                                   FOX PAINE CAPITAL FUND, L.P.
                                   By:  Fox Paine Capital, LLC,
                                            its general partner

                                   By: /s/ Saul A. Fox
                                      --------------------------------------
                                      Name:    Saul A. Fox
                                      Title:   Member


                                   FOX PAINE CAPITAL, LLC


                                   By: /s/ Saul A. Fox
                                      ---------------------------------------
                                      Name:    Saul A. Fox
                                      Title:   Member


                                   FOX PAINE & COMPANY, LLC


                                   By: /s/ Saul A. Fox
                                      ---------------------------------------
                                      Name:    Saul A. Fox
                                      Title:   Member



July 8, 1999

                                  EXHIBIT INDEX

                                                                 SEQUENTIAL PAGE
 EXHIBIT                            DESCRIPTION                         NO.

Exhibit 1 -   Agreement and Plan of Merger, dated as of June 13, 1999, between
              Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc.
              (incorporated by reference to Exhibit 2.1 of Maxxim Medical,
              Inc.'s Current Report on Form 8-K filed with the Securities and
              Exchange Commission on June 16, 1999).

Exhibit 2 -   Form of individual Voting Agreement, dated as of June 13, 1999, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc. (incorporated by reference to Exhibit 2 of the Schedule 13D filed with the Securities and Exchange Commission by the Fox Paine Entities on June 26, 1999).

Exhibit 3 -   Investor Participation Agreement, dated as of June 13, 1999, by and among Fox Paine Medic Acquisition Corporation and 10 shareholders of Maxxim Medical, Inc., in their individual capacities (incorporated by reference to Exhibit 3 of the Schedule
              13D filed with the Securities and Exchange Commission by the Fox
              Paine Entities on June 26, 1999).

                                                                         ANNEX 1




            (Capitalized terms used in this Annex 1 and not otherwise
           defined have the meanings ascribed to them in the Schedule
                     13D to which this Annex 1 is attached)


         Saul A. Fox is (1) a Director and the President and Chief Executive Officer of FPMAC, (2) a managing member of FPC, and (3) a managing member of Fox Paine.

         W. Dexter Paine, III is (1) a Director and the Vice President and Secretary of FPMAC, (2) a managing member of FPC, and (3) a managing member of Fox Paine.

         Jason B. Hurwitz is a Director and the Treasurer of FPMAC.

         Each of the persons listed above is a citizen of the United States and is principally employed by Fox Paine & Company, LLC. The address of Fox Paine & Company, LLC is 950 Tower Lane, Suite 1950, Foster City, California 94404.

                                                                         ANNEX 2


                               SHARE OWNERSHIP OF
                            THE ROLLOVER SHAREHOLDERS


                                       A                 B                           C
--------------------------------------------------------------------------------------------------------
                                                                             Shares deemed to be
                                                       Shares           beneficially owned through the
                                  Percentage (1)    Beneficially       ownership of options exercisable
             Name                                     Owned(2)            exercisable within 60 days
--------------------------------------------------------------------------------------------------------

Kenneth W. Davidson                    1.7%            241,368                      5,000

Peter M. Graham                        0.5%             70,500                      4,000

David L. Lamont                        0.4%             57,250                      3,000

Alan S. Blazei                         0.3%             41,150                      3,000

Henry T. DeHart                        0.3%             39,900                      3,000

Joseph D. Dailey                       0.2%             28,300                      1,000

Jack F. Cahill                         0.3%             44,000                        200

Suzanne R. Garon                       0.0%              7,000                          0

Ernest Henley                          2.3%            321,949                          -

Davis Henley                           1.9%            275,000                          -




-----------------------
(1) Does not include shares which may be acquired through the exercise of vested stock options.
(2)  Excludes shares referenced in column "C".